Mail Stop 4561

November 18, 2008

Mr. John S. Marr
Chief Executive Officer and President
Tyler Technologies, Inc.
5949 Sherry Lane, Suite 1400
Dallas, Texas 75225

> **Re:** **Tyler Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2008**
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **Filed October 27, 2008**
> **File No. 001-10485**

Dear Mr. Marr:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

1.   Consider expanding your "Overview" to include both past and prospective
        discussion and analysis of financial condition and operating performance. You
        should also provide insight into material opportunities, challenges and risks, such
        as those presented by known material trends and uncertainties, on which Tyler's
        executives are most focused for both the short and long term, as well as the
        actions they are taking to address these opportunities, challenges and risks.
        Discuss any significant product releases or new services that have impacted or are
        expected to impact revenues. Refer to Release 33-8350 on our website at
        www.sec.gov.

Financial Condition and Liquidity, page 32

2.   In comment number 3 of our letter dated April 26, 2007, relating to your
        Form 10-K for the fiscal year ended December 31, 2006, we indicated that your
        discussion of operating cash flow did not address certain material items or their
        impact on your cash flows. In your response letter dated May 9, 2007, you
        indicated that you would expand your disclosure regarding changes in working
        capital in future filings. However, we note that in your 2007 Form 10-K you
        provide no discussion of operating cash flow nor do you provide any disclosure
        regarding the changes in working capital and their impact on your cash flows.
        Please tell us how the disclosure under this section reflects the assertion made in
        your May 9, 2007 letter and tell us how you concluded that your disclosures
        comply with Section IV.B.1 of SEC Release 33-8350.

3.   On page 33, you state that it is not your usual business practice to enter into off-
        balance sheet arrangements. It is unclear from your disclosure whether you have
        off-balance sheet arrangements. Please clarify.

Financial Statements

Consolidated Statements of Operations, page F-3

4.   Your revenue recognition policy on page F-8 indicates that revenues from certain
        multiple-element arrangements are recognized over the period services are
        performed due to a lack of VSOE of fair value of certain elements. We also note
        that you have arrangements accounted for under SOP 81-1. Please tell us where
        you classify these revenues and related costs in your Consolidated Statements of
        Operations. If you classify these revenues and related costs in a single line item
        or allocate between products and services please explain your basis of
        presentation or allocation methodology, why you believe such presentation is

> reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reasons for such presentation or allocation.

Consolidated Statements of Cash Flows, page F-6

5.   Please tell us how you considered paragraphs 23(c) of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In this regard, we note that you have not disclosed the amount of excess tax benefits as a separate line item within operating cash flows.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

General

6.   Please provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2007. For example, we note minimal discussion and analysis of how the Committee determined specific cash bonus amounts and specific stock option award. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

7.   Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of

compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

8.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note wide disparities in the cash and option awards made in fiscal 2007 to Messrs. Marr and Womble compared to those made to Messrs. Miller and Moore. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

9.   You provide minimal discussion and analysis of the effect of individual performance on awards of cash bonuses and stock options. Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee and/or the Board of Directors considered in its evaluation, and if applicable, how they were weighed and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

10.   Please elaborate on the role of Mr. Marr in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Committee meetings.

11.   We note your statement on page 16 that, from time to time, salaries, bonuses, and other compensation of your executive officers are evaluated by reference to nationwide comparisons. It appears, therefore, that you engage in benchmarking executive compensation and that you should identify the companies that comprise your peer group and each benchmarked element of compensation. In this regard, please tell us how you considered Item 402(b)(2)(xiv) of Regulation S-K.

Annual Cash Bonus Program, page 17

12.   With respect to amounts awarded under the 2007 EPS Bonus Plan, please address how the Committee determined the specific awards based upon the achievement or non-achievement of the relevant performance metrics. We would expect to see a more focused discussion of your performance objectives and the extent to which

target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plan. Please refer to paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 19

13.   Please tell us why amounts awarded pursuant to the 2007 EPS Bonus Plan have been included in the bonus column of your summary compensation table. Awards granted pursuant to non-equity incentive plans should be included in the Non-Equity Incentive Plan Compensation column. Refer to Item 402(c)(1) and (c)(2)(vii) of Regulation S-K.

Grants of Plan-Based Awards in 2007, page 20

14.   Awards granted pursuant to non-qualified incentive plans should be included in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards columns of your grants of plan-based awards table. Refer to Item 402(d)(2)(iii) of Regulation S-K. As it appears amounts were awarded pursuant to the 2007 EPS Bonus Plan, a non-equity incentive plan, please tell us what consideration you gave to including this information in this table.

Potential Payments under Employment Contracts, page 22

15.   Where appropriate, please describe and explain how the appropriate payment levels are determined under the circumstances that trigger payments under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Certain Relationships and Related Transactions, page 26

16.   You state that you made $1.8 million in lease payments for office space owned by an entity in which the father and brother of Mr. Marr, Jr. have an ownership interest. Please tell us the approximate dollar amount of the interests of these related persons' in this transaction. Further, please ensure that future filings disclose this information, where required. Refer to Item 404(a)(4) of Regulation S-K.

17.   Future filings should include a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Subsequent Event, page 11

18.   We note that in October 2008 you entered into a new revolving bank credit agreement and a related pledge and security agreement. In preparing your subsequent reports, consider discussing the impact of the covenants of these agreements on Tyler's ability to undertake additional debt or equity financing including, but not limited to, debt incurrence restrictions and restrictions on dividend payments. If these covenants limit, or are reasonably likely to limit, Tyler's ability to undertake financing to a material extent, you are required to discuss the covenants in question and the consequences of the limitation to its financial condition and operating performance. Refer to Section IV.C of Release No. 34-48960.

Item 4. Evaluation of Disclosure Controls and Procedures, page 20

19.   Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule requires that the disclosure controls and procedures be "designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time frames specified in the Commission's rules and forms," and that they also be designed to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." This comment also applies to the evaluations of your disclosure controls and procedures for the periods ending June 30, 2008 and March 31, 2008. Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of Rule 13a-15(e).

20.   Please explain how your current disclosures comply with Item 308(c) of Regulation S-K. Confirm, if true, that there were no changes in the registrant's internal control over financial reporting that occurred during the registrant's last

fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Similar concerns apply to your Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008. Also, please confirm that you will revise your disclosures in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Jay Ingram, Staff Attorney, at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief